Exhibit 15.1

Investor Update

Fundrise iPO Investor Update: Q3 2021

Product innovation and exceptional underlying investment performance continues to accelerate the Fundrise growth flywheel.

Fellow shareholders,

As mentioned in our 2020 year-end update, we started this year having laid the groundwork necessary for our next level of growth. Today, we’re pleased to report that investment of time in upgrading our infrastructure has paid off. Combined with new product development, remarkable underlying investment performance, and increased public awareness, these efforts have led to overall net growth across all of our major performance metrics through the first nine months.

	Dec 31, 2020	Sep 30, 2021	YTD growth
Assets under mgmt.¹	$1.347 billion	$2.057 billion	▲ 52%
Active investors	148,336	190,979	▲ 29%
Employees	129	212	▲ 64%

1. Approximate, rounded to the nearest million

A year of evolution and milestones

We have made substantial progress since regaining our pre-pandemic momentum and delivered a number of notable changes including:

●	Launching our Flagship Interval Fund - One of the first of its kind, a publicly registered real estate fund, with quarterly liquidity and no redemption penalty. Our Interval Fund has already grown it’s way to being one of the top 25 largest interval funds in the entire country[2] after just 9 months of operations.
●	Lowering our investment minimums - We relaunched our Starter Portfolio and in the process leveraged our technology to lower the barrier to entry for Fundrise even further, reducing our initial, repeat, and recurring investment minimums all to just $10.
●	Overhauling the redemption plans - We did a complete overhaul of the funds' redemption plans, switching from LIFO to FIFO and reducing the early redemption penalty to a flat 1%, all with the aim of driving an even better investor experience.

●	Evolving Platform Technology - We launched a new “Income” goal type as part of our investor goals feature, invested in major infrastructure changes around a more dynamic, modular dashboard, and created a promotion for investors to get their IRA fees waived if they meet investment minimums in a given year.

While we are proud of the work we’ve done this year we continue to hold ourselves accountable to one of our most important company values: being output-driven. We measure success not based upon the number of hours put in, but instead on how much value is created. In that regard, we have also achieved a number of exciting milestones:

●	$2 billion in AUM - It took us just over 4 years to reach $1 billion in AUM[3]. It has taken only a little more than 1.5 years to cross the $2 billion mark. The ability for technology to create compounding growth has always been a foundational part of the Fundrise business model and we’re not slowing down.
●	Best fundraising month ever - We started the year with January being our best fundraising month of all time, only to break that record just six months later in July, and now are on track to do so yet again in October.
●	+1,000,000 users - There are now more than 1 million users on the Fundrise platform. As far as we know, we are the first alternative investment platform to cross the 1-million users mark. However, we still feel that we are only scratching the surface of our potential audience.
●	Notable press mentions - Our increasingly outsized activity led to a substantial increase in the number of major press mentions and appearances, including a recent feature in Bloomberg in July and an appearance on CNBC in August.

All of this continued growth has translated into a steadily increasing price per share, with the effective offering price now at $11.44 per share (a 25.9% increase from October 2020).

Looking ahead

While success is never guaranteed, we continue to be extremely optimistic about the growth trajectory that this work has unlocked, especially within the context of the broader once-in-a-generation opportunity that we believe is in front of us. Additionally, we have a number of exciting new initiatives in the works that we look forward to sharing with you over the coming months.

As we’ve done for years now, we expect to continue to offer new investors on the platform an opportunity to invest in the Fundrise iPO, as well as provide existing investors like you the opportunity to make additional investments on an annual basis.

We want to express our ongoing appreciation to all of our fellow shareholders for your support and hope that you will take part in continuing to drive our success.

Onward,

Ben and the entire Fundrise team

P.S. We’re often asked how iPO investors can help grow the business. The simplest but most powerful thing you can do is to regularly share Fundrise with prospective investors. We’ve learned over the years that our most powerful marketing comes from investors like you.

Disclaimers

●	[2] Source: https://intervalfundtracker.com/data/active-interval-funds/. Data as of June 30, 2021.
●	3 As measured from the launch of the original eREIT in November 2015.